Exhibit 99.1
For Immediate Release July 30, 2002	Contact: Elizabeth Cattell (816) 243-2930 ecattell@flyvanguard.com

Vanguard Airlines Suspends Scheduled Service and Intends to

File Chapter 11

Kansas City, July 30, 2002. Vanguard Airlines, Inc. (OTC Bulletin Board: VGDA) today announced that it suspended scheduled service as of 1:00 a.m. CDT and intends to file for protection under Chapter 11 of the federal bankruptcy code. All flights through Wednesday, July 31, have been cancelled and no other flights will operate unless new financing is obtained.

"This is a disappointing day for everyone here at Vanguard Airlines. Much has been accomplished in the past year, especially in light of the events of September 11. Unfortunately, our very public efforts to secure financing through either the private markets or the federal government have come up short," said Scott Dickson, Chairman and Chief Executive Officer.

"We hold some hope that operations will be able to recommence with new funding, and are open to any and all offers. However, failing that, it appears we have run out of time. On behalf of Vanguard and its thousand employees, we would like to thank the many travelers who have supported us over the years.

"We would also like to thank our aircraft lessors for sticking with us through our financial crisis and the many creditors who have worked to help us survive, in particular following the tragic events of September 11.

"This is a very sad day for Vanguard, for its employees, and for Kansas City. Today's events hurt people: our dedicated employees, customers and vendors who have stood by us and supported this airline. We have done everything in our power to avoid today's actions.

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"I would like to publicly extend my personal appreciation to all of the employees who have given so much to Vanguard over the years, and who are now immediately unemployed, and to the other parties and persons who have believed in Vanguard and its future. We express deepest regret to the approximately 6700 travelers immediately impacted today's action."

All passengers traveling on Vanguard Airlines flights are advised to arrange alternate transportation. Vanguard representatives will not be available at the airport or at reservations. Vanguard employees should not report to work unless their supervisor has contacted them.

On behalf of Vanguard's passengers, the airline requests that all other domestic airlines provide transportation to affected passengers at no additional cost in accordance with the intent of Section 145 of the Aviation and Transportation Security Act, which states:

Each air carrier that provides scheduled air transportation on a route shall provide, to the extent practicable, air transportation to passengers ticketed for air transportation on that route by any air carrier that suspends, interrupts, or discontinues air passenger service on the route by reason of insolvency or bankruptcy of the other air carrier.

Frontier and National Airlines are offering to assist ticketed Vanguard passengers whose trips have been interrupted by the today's actions. Other airlines also may extend offers of assistance. For full details, passengers should contact the respective carriers. Updates will be posted on www.flyvanguard.com.

"Today's sadness is compounded by my knowledge that Vanguard's business plan was solid and was working," continued Dickson. "A little over one year ago, Vanguard put in place its new business plan, which included the fleet transition to fuel-efficient MD80s, conversion to a new reservation system that allowed greater distribution of the Vanguard tickets, a route transition to hub-and-spoke system centered in Kansas City and a renewed commitment to customer service and on-time performance.

"During 2002, Vanguard bucked industry trends to show dramatic year-over-year improvements in revenue growth, load factors, yield and revenue per available seat mile (critical industry indicators),

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validating our business strategy adopted in early 2001. It is also worth noting, in light of other recent business failures, that Vanguard has never tried to hide or downplay its financial situation. Vanguard has publicly reported a critical need for additional funding since at least a year before September 11.

"Unfortunately, the crisis prompted by September 11 and our inability to obtain any funding support from the Air Transportation Stabilization Board made it impossible for Vanguard to continue. For the past year, we operated on extremely tight liquidity, surviving from limited new private financial support, including $1.5 million of new loans. We all hoped that the ATSB would fulfill its mandate of providing credit to airlines to whom credit is not otherwise reasonably available.' Despite being the second airline to request credit assistance, and despite providing several proposals to the ATSB modifying Vanguard's request in response to their concerns and demonstrating the viability of Vanguard's plan, such credit assistance was not provided.

"Vanguard's potential investors and creditors lost confidence in the face of the repeated rejections, in particular since Vanguard's latest request to ATSB was in an amount less than 1% of the assistance already preliminarily approved for US Airways, and less than 2% of the assistance already provided to America West. The ATSB never seemed to grasp the intent of the enabling loan guarantee legislation: restoring liquidity to all airlines badly hurt by the events of September 11 and ensuring that the traveling public will continue to benefit from a competitive airline industry. Every day that the ATSB let Vanguard's application linger in uncertainty made Vanguard's attempts to secure private financing more difficult.

"Recently, over the high traffic summer months, Vanguard has been able to operate at or near profitability. However, we have had cash drains unrelated to operations. Specifically, Vanguard has been unable to replace a surety bond securing its credit card processor, resulting in the need for Vanguard to post an additional $6 million of cash collateral, approximately $3 million of which has been posted to date and the balance of which would need to be posted in the next 60 days. Today's filing comes because Vanguard is financially unable to make payments necessary for continued operations."

As of July 1, 2002, Vanguard operated 70 daily flights serving 18 cities, providing low-fare service from the Midwest to Atlanta, Austin, Buffalo, Chicago, Colorado Springs, Dallas, Denver, Ft. Lauderdale, Las Vegas, Los Angeles, Myrtle Beach, New Orleans, New York, Orlando, Pittsburgh,

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San Francisco and Seattle. Vanguard offered advance seat assignments, SkyBox™ business class and participated in the Sabre ™ global distribution system.

Vanguard's case will be filed in the United States Bankruptcy Court for the Western District of Missouri. Prior to the filing, Vanguard is terminating all its employees, with the exception of approximately 60 employees who are maintaining the airline in operational readiness for the possibility that a debtor-in-possession loan may be obtained.

Passengers holding reservations for transportation on Vanguard should seek alternate transportation. Further information regarding the manner to file claims, including claims for ticket refunds and any other amount owed by the airline, will be provided in due course. As further information becomes available regarding refunds and other claims, it will be placed in a recorded message on the general reservations line, 913-432-8359, and on www.flyvanguard.com.

Vanguard's Chapter 11 counsel is Daniel J. Flanigan, Polsinelli, Shalton and Welte, 700 W. 47th St., Suite 1000, Kansas City, Missouri, 64112. Vanguard's special airline counsel is Michael J. Pankow, Brownstein, Hyatt and Farber 410 17th Street, 22nd Floor, Denver, Colorado, 80202.

A Press Conference will be held this afternoon at 1 pm CDT at the Kansas City Aviation Department in the Lakefront Management Building, 601 Brasilia Avenue, Kansas City, Missouri.

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